August 13, 2009
VIA EDGAR
Mr. John P. Nolan
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bank Mutual Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2009 Commission File No. 000-31207
Dear Mr. Nolan:
This letter responds to the comments made by the Commission’s Staff in its letter, dated July 20, 2009, to Bank Mutual Corporation, relating to disclosures in Bank Mutual Corporation’s 2008 Form 10-K and First Quarter 2009 Form 10-Q. In prior communications with John Spitz, we stated that we would submit our response by August 14, 2009.
The responses are organized by reference to the numbered comment paragraphs in your letter. For convenient reference, the Staff’s comments are set forth in italics prior to our responses, all of which are set out on Exhibit A to this letter.
In responding to your letter, we use the terms “we,” “our” or “Company” to refer to Bank Mutual Corporation and its subsidiaries generally, not specifically to any individuals in particular. The term “Bank” refers to our wholly-owned subsidiary Bank Mutual.
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We trust that you will find this letter responsive to your comments. Please feel free to contact me or Michael T. Crowley, Jr., the Company’s Chairman, President, and Chief Executive Officer,
4949 West Brown Deer Road — P.O. Box 245034 — Milwaukee, WI 53224-9534 — [414] 354-1500
bankmutualcorp.com

Mr. John Nolan
August 14, 2009

at (414) 354-1500 or Kenneth V. Hallett, our outside legal counsel, at (414) 277-5345 if you have any questions or need further information.
Sincerely,
/s/ Michael W. Dosland
Michael W. Dosland
Senior Vice President and
Chief Financial Officer

cc:	Mr. John Spitz Mr. Michael T. Crowley, Jr. Kenneth V. Hallett, Esq.

Exhibit A
Form 10-K for Fiscal Year Ended December 31, 2008
Asset Quality, page 13
1. We note your responses to comments one and two from our letter dated May 18, 2009. Similar to what you previously provided in these responses and included in Exhibit B as of March 31, 2009, please provide us with an update of these six largest non-accrual loan balances as of June 30, 2009 and through the date of your response. Specifically, tell us if there has been any further deterioration with these loans along with the reasons why, and how these changes have impacted your accounting, as applicable.
RESPONSE:
$9.1 million loan secured by a completed condominium project This was the loan we referenced in our response to the Staff’s first comment in our letter dated June 15, 2009 (the “Letter”). We monitor and evaluate this loan and the fair value of the underlying collateral on at least a monthly basis. In our judgment, there has been no significant change in the status of this loan or the underlying collateral since we last updated the Staff. Negotiations are in progress with the borrower to turn over management and control of this project to the Company. Although there can be no assurances, we expect this agreement to be signed before September 30, 2009. When such occurs, the loan will be reclassified on the Company’s statement of financial condition as in-substance foreclosed real estate. In addition, the previously established loss allowance of $2.6 million will be charged-off. If the agreement is not signed, we will commence foreclosure action. No additional condominium units have been sold in this project since the Letter. Based on this lack of sales, as well as the lack of improvement in the market for condominiums, we intend to obtain an updated appraisal prior to September 30, 2009. Based on our current estimate of the fair value of this property, less anticipated selling and holding costs (hereafter referred to simply as “fair value”), we do not anticipate additional loss on this loan at this time, although there can be no assurances.
$3.0 million loan secured by an apartment building This was the first loan in Exhibit B of the Letter. As mentioned in the Letter, the collateral for this loan was obtained by the Company through deed in lieu of foreclosure during the first quarter of 2009. We established the carrying value of the property at $2.2 million based on an updated appraisal, less expected selling and holding costs. We charged-off the difference between the old carrying value and the new carrying value and reclassified the asset as foreclosed real estate during the first quarter. We have listed the property for sale and have received three offers to purchase in excess of the carrying value. We are actively pursuing the most favorable of these offers. Accordingly, we do not anticipate additional loss on this property at this time, although there can be no assurances.
$2.4 million loan secured by a retail building This was the second loan in Exhibit B of the Letter. There has been no significant change in the status of this loan since the Letter. Negotiations are in progress with the borrower to grant the Company a deed in lieu of foreclosure without release of the borrower’s personal liability. When such occurs, the loan will be reclassified on the Company’s statement of financial condition as foreclosed real estate at the lesser of the loan balance or the estimated fair value of the property. We intend to obtain an updated appraisal prior to September 30, 2009. Based on our current estimate of the fair value of the property, we do not anticipate a loss on this loan at this time, although there can be no assurances.
$2.4 million loan secured by developed land This was the third loan in Exhibit B of the Letter. There has been no significant change in the status of this loan since the Letter. This loan has been in non-accrual status since September 2007. We believe it is probable this loan will become collateral dependent or will need to be restructured at a future date to accommodate the borrower’s financial situation. However, we are not certain at this time when either of these events may occur. Regardless of this uncertainty, we believed it prudent to establish a loss allowance of $400,000 in 2007 and further increase it to $500,000 in the first quarter of 2009 based on our estimate of the fair value of the collateral. In our judgment, additional loss is not probable at this time. The borrower is currently in compliance with a loan workout agreement with the Company related to other loans that the borrower has with the Company, all of which are currently performing. As part of this agreement, the Company has not sought to foreclose on the developed land that secures this loan.
$1.3 million loan secured by developed land This was the fourth loan in Exhibit B of the Letter. There has been no significant change in the status of this loan since the Letter. We continue to anticipate that foreclosure will be completed prior to September 30, 2009. When such occurs, the loan will be reclassified on the Company’s statement of financial condition as foreclosed real estate at the lesser of the loan balance or the estimated fair value of the property. We are aware of a legitimate expression of interest by a qualified buyer to purchase the property at a price that exceeds the carrying value of the loan. Based on this development, as well as a ratio of current loan balance to original appraised value of only 65%, we do not anticipate a loss on this loan at this time. However, there can be no assurances.
$800,000 loan secured by a single-family residence This was the last loan in Exhibit B of the Letter. There has been no significant change in the status of this loan since the Letter, although we now expect foreclosure will be completed by December 31, 2009, rather than September 30, 2009. When such occurs, the loan will be reclassified on the Company’s statement of financial condition as foreclosed real estate at the lesser of the loan balance or the estimated fair value of the property. The Company has obtained a deficiency judgment against the borrower and is in the process of obtaining information regarding the borrower’s ability to pay the deficiency. Based on our current estimate of the fair value of this property, as well as the possibility of recovery under the deficiency, we do not anticipate a loss on this loan at this time. However, there can be no assurances.
2. As a related matter, if there have been any new non-accrual mortgage loans which exceed the amount of any of these six loan balances subsequent to December 31, 2008, please provide us with the information requested similar to that requested in our previously issued comment as of June 30, 2009.

RESPONSE:
Since December 31, 2008, we have placed three additional loans with balances greater than $800,000 on non-accrual status. Two of these loans were placed on non-accrual status during the first quarter of 2009. The other was placed on non-accrual status during the first week of August 2009. Each of these loans are described in the following paragraphs.
$2.0 million loan secured by a multi-tenant office/showroom The Company extended this loan in May 2007 to refinance a construction loan at another lender. The loan is secured by a 14,000 square-foot multi-tenant office/showroom. The building was last appraised at $2.8 million in March 2007. As a result of tenant vacancies and resulting failure of the borrower to make loan payments, the loan was placed on non-accrual in the first quarter of 2009. We continue to negotiate with the borrower and guarantor on the loan, who are working to lease or sell the property. We intend to obtain an updated appraisal on this property prior to September 30, 2009. Based on our current estimate of the fair value of this property, we do not anticipate a loss on this loan at this time, although there can be no assurances.
$837,000 loan secured by a single-tenant converted office building The Company extended this loan in September 2007. The loan is secured by a single-family residence that was converted into a single-tenant office building. It was appraised at $1.1 million in September 2007. Due to financial difficulties of the borrower’s business, which occupied the building, and resulting failure of the borrower to make loan payments, we placed the loan in non-accrual in the first quarter of 2009. In July 2009 the Company obtained a deficiency judgment against the borrower and was appointed receiver on the property. We do not expect to complete foreclosure until the end of 2010. If such occurs, the loan will be reclassified on the Company’s statement of financial condition as foreclosed real estate at the lesser of the loan balance or the estimated fair value of the property. Due to the unique nature of the collateral and the borrower’s current circumstances, we intend to obtain an updated appraisal prior to September 30, 2009. Based on our current estimate of the fair value of this property, we do not anticipate a loss on this loan at this time, although there can be no assurances.
$4.5 million loan secured by an office building The Company extended this loan in June 2008 to purchase land and fund the construction of a 20,000 square-foot office building. The building was valued at $5.6 million in an appraisal dated December 2007. Construction has been completed and the building is 50% leased at this time. However, the borrower has been unable to make full loan payments as specified in the loan agreement, so we placed the loan on non-accrual in August 2009. Although we have not completed our negotiations with the borrower, we believe it is probable that this is a collateral dependent loan. We intend to obtain an updated appraisal prior to September 30, 2009. Based on our current estimate of the fair value of this property, we do not anticipate a loss on this loan at this time, although there can be no assurances.
Although we placed this loan in non-accrual after June 30, 2009, we disclosed this development in our Form 10-Q for the period ended as of that date, which was filed with the Commission on August 10, 2009.

3. Please tell us and revise future filings beginning with your Form 10-Q for the period ended June 30, 2009 to disclose the policies and procedures you perform to monitor collateral dependent loans for impairment subsequent to origination. Specifically, please focus your disclosures on the role and timeliness of your appraisal process at origination, on a periodic basis, and as the loan experiences evidence of credit deterioration. Please also disclose the other procedures you perform to monitor these loans between the receipt of an original appraisal and an updated appraisal.
RESPONSE:
We consider loans to be collateral dependent when, in our judgment, there is no source of repayment for the loan other than the ultimate sale or disposition of the underlying collateral. Factors we consider in making this determination typically include, but are not limited to, the length of time a borrower has been delinquent with respect to loan payments, the nature and extent of the financial or operating difficulties experienced by the borrower, the performance of the underlying collateral, and the availability of other sources of cash flow or net worth from the borrower and/or guarantor.
When a loan becomes collateral dependent, we measure impairment based on the estimated fair value of the underlying collateral. Such estimates are based on our judgment or, when considered appropriate, on an updated appraisal or similar evaluation. We typically obtain updated appraisals on or about the time of foreclosure or repossession of the underlying collateral. However, we may also obtain updated appraisals prior to foreclosure when we consider it to be prudent. Factors we consider in obtaining updated appraisals prior to foreclosure include, but are not limited to, our familiarity with the nature and/or location of the collateral, the complexity of the collateral, significant changes in the condition of the collateral, substantial changes in the cash flows derived or expected to be derived from the collateral, significant changes or developments in the market for the collateral, the age of the original appraisal or other estimate of fair value, and the overall materiality of the loan to the Company’s financial condition and results of operations.
We have policies and procedures in place to manage the Company’s exposure to credit risk (including collateral risk) related to its lending operations. As a matter of policy, we limit the Company’s lending to geographic areas in which it has substantial familiarity and/or a physical presence. Currently, this is limited to certain specific market areas in Wisconsin and contiguous states. In addition, from time-to-time we will prohibit or restrict lending in situations in which the underlying business operations and/or collateral exceed the Company’s tolerance for risk. For example, the Company does not currently make loans secured by hotels, motels, resort properties, restaurants, or bars. We obtain appraisals or similar estimates of value prior to the origination of mortgage loans or other secured loans. We also manage the Company’s exposure to collateral risk by regularly monitoring loan payment status, conducting periodic site visits and inspections, obtaining regular financial updates from large borrowers and/or guarantors, corresponding regularly with large borrowers and/or guarantors, and/or updating appraisals as appropriate, among other things. We emphasize these procedures when a borrower has failed to make scheduled loan payments, has otherwise defaulted on the terms of the loan agreement, or when we have become aware of a significant adverse change in the financial condition of the borrower, guarantor, or underlying collateral.
A discussion to the above effect was included in the Company’s Form 10-Q for the period ended June 30, 2009, which was filed with the Commission on August 10, 2009.
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